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
Pricing Supplement dated September 21, 2004 		   Rule 424(b)(3)
(To Prospectus dated April 2, 2004 and			File No. 333-113680
Prospectus Supplement dated April 2, 2004)

			TOYOTA MOTOR CREDIT CORPORATION

		    Medium-Term Note, Series B - Fixed Rate
			   Inflation Linked Notes
________________________________________________________________________________

Principal Amount: See "Additional Terms    Stated Maturity Date: October 1, 2009
    of the Notes - Principal Amount"
					   Trade Date: September 21, 2004
Issue Amount: $50,000,000
					   Original Issue Date: October 1, 2004
Issue Price: See "Additional Terms of
    the Notes - Plan of Distribution" 	   Net Proceeds to Issuer:  $50,000,000

Interest Rate: 1.22% per annum		   Principal's Discount or Commission:
						0.0%
Interest Payment Dates: Each October 1
    and April 1, commencing April 1,
    2005.  See "Additional Terms of
    the Notes - Interest Payment Dates"

________________________________________________________________________________

Day Count Convention:
   [ ]  30/360 for the period from	  to
   [ ]  Actual/365 for the period 	  to
   [X]  Actual/Actual from October 1, 2004 to October 1, 2009

Redemption:
   [X]	The Notes cannot be redeemed prior to the Stated Maturity Date.
   [ ]	The Notes may be redeemed prior to Stated Maturity Date.
        Initial Redemption Date: N/A
        Initial Redemption Percentage: N/A
        Annual Redemption Percentage Reduction: N/A

Repayment:
   [X]	The Notes cannot be repaid prior to the Stated Maturity Date.
   [ ]	The Notes can be repaid prior to the Stated Maturity Date at the option
	of the holder of the Notes.
	Optional Repayment Date(s):
        Repayment Price:     %

Currency:
        Specified Currency:  U.S. dollars
            (If other than U.S. dollars, see attached)
        Minimum Denominations:
            (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:	[X]  Yes			[ ] No
	(See "Additional Terms of the Notes - Certain US Federal Income Tax
	 Considerations")

Form:  [X] Book-entry            [ ] Certificated


Calculation Agent: BNP Paribas Securities Corp.

Investing in the Notes involves a number of risks. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, see "Additional Terms of the Notes - Additional Risk Factors" below.

		     ____________________

			 BNP PARIBAS

		ADDITIONAL TERMS OF THE NOTES

Interest

     TMCC will pay interest on the Principal Amount (as defined below) at the Interest Rate on each Interest Payment Date and the Stated Maturity Date.

Maturity

     On the Stated Maturity Date, TMCC will pay principal on the Notes in an amount equal to the greater of (i) the Principal Amount and (ii) the Issue Amount.

Principal Amount

     "Principal Amount" will be determined as of each Interest Payment Date as the product of (i) the Principal Amount as of the immediately preceding Interest Payment Date (or, for the first Interest Payment Date, the Issue Amount), and (ii) the sum of 1.0 plus Inflation (as defined below).

     "Inflation" will be determined as to each Interest Payment Date according to the following formula:

			(CPIn-3/CPIn-9) - 1

where "CPIn-3" is the CPI (as defined below) for the third calendar month prior to the month in which such Interest Payment Date falls (as published in the second calendar month prior to such Interest Payment Date), and "CPIn-9" is the CPI for the ninth calendar month prior to the month in which such Interest Payment Date falls (as published in the eighth calendar month prior to such Interest Payment Date). For example, for the period from and including
April 1, 2005 to but excluding October 1, 2005, CPIn-3 will be the CPI for July 2005, and CPIn-9 will be the CPI for January 2005. The CPI for July 2005 will be published in August 2005, and the CPI for January 2005 will be published in February 2005.

		"CPI" is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the "BLS") at http://www.bls.gov/news.release/cpi.t01.htm; provided, that in certain circumstances the CPI may be determined otherwise by the U.S. Treasury or the Calculation Agent as described in "Additional Provisions Relating to CPI."

Consumer Price Index

     CPI is one of several measures of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns.

		CPI is expressed in relative terms in relation to a time-based reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average. For example, with respect to any date of measurement, an increase in CPI of 36.5 percent from that reference period would be shown as a value of 136.5. CPI for a particular month is generally published by BLS during the last two weeks of the following month. From time to time, the base reference period is changed by the BLS, or "rebased," to a more recent base reference period.

Additional Provisions Relating to CPI

     If a previously reported CPI is revised by the U.S. Department of Labor, the Calculation Agent will continue to use the previously reported, non-revised CPI in calculating Inflation. If the CPI is rebased to a different year, the Calculation Agent will continue to use the CPI based on the base reference year in effect on the Trade Date.

     If the CPI for a particular month is not reported by the last day of the following month, the U.S. Treasury has indicated that it will announce an index number based on the last twelve month change in the CPI available (the "Substitute Index Number"). Any calculations that rely on that month's CPI will be based on the Substitute Index Number. For example, if the CPI for a month M("m") is not reported timely, the formula for calculating the Substitute Index Number to be used is:

		CPIm-1 x {[(CPIm-1)/(CPIm-13)] ^1/12}

Generalizing for the last reported CPI issued N months ("n") prior to month M ("m") (where m equals the current month):

		CPIm-n x {[(CPIm-n)/(CPIm-n-12)] ^n/12}

If it is necessary to use these formulas to calculate an index number, it will be used for all subsequent calculations that rely on that month's index number and will not be replaced by the actual CPI when it is reported, except for use in the above formulas. When it becomes necessary to use the above formulas to derive an index number, the last CPI that has been reported will be used to calculate CPI numbers for months for which the CPI has not been reported timely. In the event that the Secretary of the U.S. Treasury has not announced a Substitute Index Number pursuant to the immediately preceding paragraph, the Calculation Agent will determine the Substitute Index Number based on the formula set forth above, and such determination will be final and binding upon all Noteholders.

     If the U.S. Treasury announces a Substitute Index and Methodology (as defined below) for determining the CPI while an inflation-indexed security issued by the United States Treasury (a "Treasury Inflation-Protection Security") is outstanding, Inflation will be calculated based on such Substitute Index and Methodology. The U.S. Treasury has announced that if, while a Treasury Inflation-Protection Security is outstanding, the applicable CPI is (i) discontinued, (ii) in the judgment of the Secretary of the U.S. Treasury, fundamentally altered in a manner materially adverse to the interests of an investor in Treasury Inflation-Protection Securities, or (iii) in the judgment of the Secretary of the U.S. Treasury, altered by legislation or executive order in a manner materially adverse to the interests of an investor in Treasury Inflation-Protection Securities (each, a "Material Alteration"), then, after consulting with the BLS (or any successor agency), the U.S. Treasury will substitute an appropriate alternative index and will notify the public of the substitute index and how it will be applied. Any substitute index substituted by the U.S. Treasury with respect to Treasury Inflation-Protection Securities, whether for the reasons and in the manner set forth above or otherwise, is referred to herein as a "Substitute Index and Methodology." Determinations of the U.S. Treasury of any Substitute Index and Methodology will be final and binding upon all Noteholders, and determinations of the Calculation Agent of Inflation utilizing the Substitute Index and Methodology will be final and binding upon all Noteholders.

     The U.S. Treasury has indicated that a change to the CPI would be considered fundamental if it affected the character of the CPI. Technical changes made by the BLS to the CPI to improve its accuracy as a measure of the cost of living would not be considered a fundamental change. Technical changes include, but are not limited to, changes in (i) the specific terms (e.g., apples or major appliances) to be priced for the CPI, (ii) the way individual price quotations are aggregated to construct component price indices for these items (aggregation of item sub-strata), (iii) the method for combining these component price indices to obtain the comprehensive, all-items CPI (aggregation of item strata), and (iv) the procedures for incorporating new goods into the index and making adjustments for quality changes in existing goods. Technical changes to the CPI previously made or announced by the BLS include introducing probability sampling to select the precise items for which prices are collected and the stores in which collection takes place, and changing the way in which price movements of major components, such as shelter costs for homeowners in the early 1980s and medical care costs beginning in 1997, are measured.

     For any date on which CPIn-3 and CPIn-9 are determined, if (i) while a Treasury Inflation-Protection Security that requires a determination of the CPI for such Interest Payment Date (the "Reference TIP") is outstanding, the U.S. Treasury has announced that a Material Alteration has occurred but has not notified the public of a Substitute Index and Methodology, or (ii) a Reference TIP is not outstanding, and in the judgment of the Calculation Agent the CPI is
(x) discontinued, (y) fundamentally altered in a manner materially adverse to the interests of an investor in the Notes or (z) altered by legislation or executive order in a manner materially adverse to the interests of an investor in the Notes, then the Calculation Agent will substitute an appropriate alternative index and will determine how it will be applied, which alternative index, in the judgment of the Calculation Agent, will result in interest payments that are substantially the same as those that would have been calculated utilizing the methodology for determining the CPI applicable on the Trade Date. Determinations of the Calculation Agent in this regard will be final and binding upon all Noteholders.

Historical CPI Data

     The table below sets forth the CPI as published by the BLS for the months and years listed. Historical fluctuations in the CPI are not necessarily indicative of future fluctuations, which may be greater or less than those that have occurred historically.


	Month		2004	2003	2002	2001	2000	1999	1998
	-----		----	----	----	----	----	----	----
	January		185.2	181.7	177.1	175.1	168.8	164.3	161.6
	February	186.2	183.1	177.8	175.8	169.8	164.5	161.9
	March		187.4	184.2	178.8	176.2	171.2	165.0	162.2
	April		188.0	183.8	179.8	176.9	171.3	166.2	162.5
	May		189.1	183.5	179.8	177.7	171.5	166.2	162.8
	June		189.7	183.7	179.9	178.0	172.4	166.2	163.0
	July		189.4	183.9	180.1	177.5	172.8	166.7	163.2
	August		189.5	184.6	180.7	177.5	172.8	167.1	163.4
	September	--	185.2	181.0	178.3	173.7	167.9	163.6
	October		--	185.0	181.3	177.7	174.0	168.2	164.0
	November	--	184.5	181.3	177.4	174.1	168.3	164.0
	December	--	184.3	180.9	176.7	174.0	168.3	168.3


Acceleration

     If the Notes are declared immediately due and payable on a date prior to the Stated Maturity Date, whether pursuant to an Event of Default or otherwise (such date, the "Acceleration Payment Date"), TMCC will pay on the Notes the sum of (i) interest accrued and unpaid to the Acceleration Payment Date on the Acceleration Principal Amount, and (ii) principal in an amount equal to the greater of (x) the Acceleration Principal Amount and (y) the Issue Amount. For this purpose, "Acceleration Principal Amount" means the product of the Principal Amount as of the immediately preceding Interest Payment Date (or for the first Interest Payment Date, the Issue Amount) and the sum of 1.0 plus Acceleration Inflation; and "Acceleration Inflation" means (x) the ratio of the linear interpolation between CPIn-3 for the month in which the Acceleration Payment Date falls and CPIn-3 for the next month, divided by CPIn-3 for the month in which the immediately preceding Interest Payment Date falls, minus (y) 1.

Interest Payment Dates

     If any Interest Payment Date, Acceleration Payment Date or the Stated Maturity Date falls on a day that is not a Business Day, any principal or interest payments will be made on the next succeeding Business Day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after such Interest Payment Date, Acceleration Payment Date or Stated Maturity Date, as the case may be.

Rounding

     All values used in the Inflation calculation for the Notes and all percentages resulting from any such calculation will be truncated to six decimals and rounded to five decimals, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent, with one-half cent being rounded upward.

Minimum Denomination and Increments

     The Notes shall have a minimum denomination and minimum increments of $10,000.

Additional Risk Factors

     Investing in the Notes involves a number of risks, including risks not associated with an investment in ordinary fixed rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, these include the following:

	-	The Notes are issued by TMCC and are subject to all of the
risks of an investment therein. The Notes rank pari passu with all other unsecured and unsubordinated debt of TMCC. Although the Notes are based, with some modifications, on Treasury Inflation-Protection Securities issued by the U.S. Department of the Treasury, the Notes are not issued by, obligations of or guaranteed by the U.S. Government or any entity other than TMCC.

	-	An investment in securities such as the Notes, with principal or interest determined by reference to an inflation index, involves factors not associated with an investment in fixed-principal securities. Such factors may include, without limitation, the possibility that changes in the CPI index may or may not be correlated with changes in interest rates generally or with changes in other indices and that the resulting interest payment may be greater or less than that payable on other securities of similar maturities.

	-	In the event of deflation, the amount of interest payments and the Principal Amount will decrease. On the Stated Maturity Date, the principal paid on the Notes will be the higher of (i) the Principal Amount and (ii) Issue Amount. However, regardless of the principal amount paid at maturity, interest payments will always be based on the Principal Amount as of the relevant Interest Payment Date, and the final interest payment will be based on the Principal Amount as of the Stated Maturity Date (which in either or both cases could be less than the Issue Amount).

	-	Because the calculation of the Principal Amount is based on the
CPI for the third-preceding and ninth-preceding months, on each Interest Payment Date, any Acceleration Payment Date and the Stated Maturity Date the Principal Amount will reflect a lag relative to the nominal inflation rate as of the date such payment is made.

	-	The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Any fluctuations will affect the amount of interest and principal paid and the rate of return on the Notes.

	-	The secondary market for, and the market value of, the Notes will be affected by a number of factors, including the creditworthiness of TMCC, the level and direction of inflation, the anticipated level and potential volatility of the CPI, the method of calculating the CPI, the time remaining to the maturity of the Notes, the availability of comparable instruments and the aggregate principal amount of the Notes. In addition, because the calculation of the Principal Amount is based on the CPI for the third-preceding and ninth-preceding months, subsequently published CPI values may have an impact on the market price of the Notes, particularly during periods of rapid change in the CPI.

	-	The CPI is reported by the BLS, which is a governmental entity.
Therefore TMCC has no control over the determination, calculation, or publication of the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future, and there can be no assurance that the BLS will not change the method by which it calculates the CPI. Changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest and principal payments with respect to the Notes. Accordingly, the amount of interest and principal payable on the Notes, and therefore the value of the Notes, may be significantly reduced.

	-	If the CPI is substantially altered, a substitute index may be employed to calculate the interest and principal payable on the Notes, as described above in "Additional Provisions Relating to CPI," and that substitution may adversely affect the value of the Notes.

	-	The BLS has made numerous technical and methodological changes to the CPI over the last 25 years, and it is likely to continue to do so. Examples of recent methodological changes include:

		- the use of regression models to adjust for the quality
		  improvements in various goods (televisions, personal computers, etc.);
		- the introduction of geometric averages to account for consumer
		  substitution within consumer price index categories; and
		- changing the housing/shelter formula to improve rental
		  equivalence estimation.

These changes and any future changes could reduce the level of the CPI and therefore lower the Principal Amount in relation to prior periods. This will lower the corresponding interest and principal payable on the Notes.

Certain US Federal Income Tax Considerations

     The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding Notes through any such entities.

     The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended, judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

     Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation." Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

     U.S. Holders. U.S. Holders will recognize income (or loss) on their Notes in accordance with Treasury Regulations governing the tax treatment of inflation-indexed debt instruments (the "Inflation-Indexed Debt Regulations"). The Inflation-Indexed Debt Regulations require the application of a "coupon bond" method to determine accruals of income, gain, loss and deduction with respect to the Notes.

Payments of Interest

     U.S. Holders will take all stated interest payable on the Notes into account as ordinary interest income at the time such interest is received or accrued, depending on their regular method of accounting for tax purposes.

Inflation/Deflation Adjustments

     Adjustments, if any, to the "inflation-adjusted principal amount" of a Note will be taken into account for each taxable year in which the Note is outstanding. The inflation-adjusted principal amount of a Note as of a certain date will generally be equal to the Issue Amount adjusted for Inflation through such date. For any relevant period, such as the taxable year or portion thereof during which a U.S. Holder holds a Note, an amount equal to the inflation-adjusted principal amount at the end of the period minus the inflation-adjusted principal amount at the beginning of the period will be treated as an "inflation adjustment" if positive and as a "deflation adjustment" if negative.

     Under the coupon bond method, inflation adjustments will be treated as OID for the taxable year or other relevant period in which they occur. Under the OID rules, U.S. Holders, whether they otherwise use the cash or the accrual method of tax accounting, are required to accrue and include as ordinary interest income the sum of the "daily portions" of OID for all days during the taxable year that they own an obligation issued with OID. Thus, U.S. Holders of Notes will be required to include in income amounts in respect of OID accruing on the Notes for each year or other relevant period in which there is an inflation adjustment (except to the extent reduced as described in the following paragraph). In the event that the CPI increases during a particular taxable year at a rate higher than that experienced in recent years, the amount of U.S. federal income tax due by a U.S. Holder for such taxable year as a result of holding Notes may exceed the amount of cash such holder may receive with respect to such Notes during such year.

     Deflation adjustments will first reduce the amount of interest otherwise includible in income with respect to a Note for the taxable year. If the amount of the deflation adjustment exceeds the amount of stated interest U.S. Holders must otherwise include in income for the taxable year, the excess will be treated as a current-year ordinary loss up to the amount of previously-included interest on the Notes (to the extent not previously offset by prior years' deflation adjustments). U.S. Holders will not be able to immediately deduct any net deflation adjustment in excess of such amount, but instead will carry it forward to reduce otherwise-includible interest in succeeding taxable years.

Purchase, Sale, Redemption and Retirement of Notes

     A U.S. Holder's tax basis in a Note generally will equal the cost of the Note to such holder, increased by any amounts includible in income by the holder as OID and reduced by the amount of any deflation adjustment the U.S. Holder takes into account to reduce the amount of interest otherwise includible in income or as an ordinary loss with respect to the Note.

     Because Inflation is calculated by reference to the CPI for the third-preceding month and the ninth-preceding month, the fair market value of the Note at any time may differ from the U.S. Holder's adjusted basis in the Note. Upon the sale, exchange, redemption or retirement of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the U.S. Holder's tax basis in such Note. If at the Stated Maturity Date, the Principal Amount (or at the Acceleration Payment Date, the Acceleration Principal Amount) of a Note is less than the Issue Amount of the Note, however, the amount of principal the Company will be required to pay in excess of the Principal Amount (or Acceleration Principal Amount, as the case may be) of the Note will be treated as ordinary interest income at the time it is paid.

     INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES TO THEM OF HOLDING THE NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED ABOVE, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

Plan of Distribution

     Under the terms of and subject to the conditions of an Appointment Agreement dated June 16, 2004 and an Appointment Agreement Confirmation dated September 21, 2004 (collectively, the "Agreement") between TMCC and BNP Paribas Securities Corp. ("BNP"), BNP, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100% of their principal amount. BNP may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by BNP.

     Under the terms and conditions of the Agreement, BNP is committed to take and pay for all of the Notes offered hereby if any are taken.

	7